September 28, 2004

Shareholders of Centrum Acquisition. Inc.

c/o Roger Brown

Allstyle Apparel/A&G Inc.

1501 E. Ceritos Avenue

Anaheim, CA 92805

Re:	U.S. Federal Income Tax Treatment of the Merger

Ladies and Gentlemen:

We are acting as counsel to Centrum Acquisition, Inc., a Delaware corporation (“Company”), in connection with the negotiation and execution of an Agreement and Plan of Merger dated as of June 25, 2004 and amended as of August 23rd 2004 (including attachments, schedules and exhibits, the “Agreement”), by and among Company, Ennis, Inc., a Texas corporation (“Purchaser”), and Midlothian Holdings LLC, a Delaware single member limited liability company of which Purchaser is the sole owner (“Newco”), whereby Company will merge with and into Midlothian Holdings LLC, with Midlothian Holdings LLC being the surviving company in the merger (“the Merger”). You have asked for our opinion concerning the qualification of the transactions described in the Agreement as a reorganization within the meaning of Section 368 (a) of the Internal Revenue Code of 1986, as amended (the “Code”) [1]. This opinion is being delivered to you pursuant to Section 6.2(d) of the Agreement. All capitalized terms herein, when not otherwise defined, shall have the same meaning as in the Agreement.

We have reviewed the Agreement, including all exhibits and such other documents and records as we deemed necessary or appropriate (collectively, the “Documents”). In our examination of the Documents, we have assumed their completeness and authenticity. We have further assumed that each of the Documents will be duly authorized and executed in the form as examined by us and will be binding upon all parties thereto. We are expressly relying for

1All references to the "Code" are references to the Internal Revenue Code of 1986, as amended. All references to "section" are to sections of the Code and all references to "Treasury regulations" or "Treas. Reg. Sec." are to the Treasury regulations issued under the Code.

September 28, 2004

purposes of this opinion on the facts, information, representations, warranties and covenants contained in the Documents. In addition, we are expressly relying upon additional representations of fact made by the Company and the Purchaser in letters of even date hereof, delivered to us in connection with this opinion. Additionally, we are relying upon the accuracy of any representations or statements made that are qualified by the maker’s knowledge or belief as if such representations or statements were made without such qualification. We have also assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of, any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement. We have not been asked to and have not attempted to verify any facts, information, warranties or representations (collectively “statements”) through independent investigation and are assuming that each is true, correct and complete as of the date hereof and that no actions inconsistent with such statements occurred or will occur.

We have assumed that the Merger will be effected and consummated in accordance with the terms and conditions of the Agreement, including satisfaction of all material covenants and conditions to the obligations of the parties without amendment or waiver thereof. We have also assumed that none of the parties will take any action after the Merger that would cause the Merger not to qualify as a reorganization under IRC § 368(a) of the Code

Based on and subject to the foregoing, including, without limitation, the qualifications, exceptions, and assumptions contained herein and the exceptions, qualifications, and limitations set forth below, it is our opinion that the Merger, if consummated in accordance with the terms of the Agreement, and applicable state law will constitute a reorganization within the meaning of Section 368(a) of the Code.

We express no opinion as to the tax treatment of the Merger under the provisions of any other sections of the Code or under any state, local or foreign tax laws which also may be applicable thereto or as to any other party in the Merger, nor do we express any opinion as to non-tax issues such as corporate law or securities law matters. In addition, we express no opinion as to the tax treatment of any conditions existing at the time of, or effects resulting from, transactions which are not specifically addressed herein. We express no opinion as to whether the above discussion addresses all of the U.S. federal income tax consequences of the Merger that may be applicable to the Shareholders, Company, Purchaser, or Newco.

The opinions stated herein represent our legal judgment as to the described federal income tax consequences of the Merger. You should be aware that no ruling has been sought or obtained from the Internal Revenue Service (the “Service”) as to the federal income tax consequences of any aspect of the Mergers and that our opinion is not binding on the Service. You should also be aware that the Service and ultimately the courts could disagree with our opinion. We also call to your attention that our opinion is based upon the existing Code, Income Tax Regulations, and administrative and judicial determinations, all of which are subject to change either prospectively or retroactively. If either (i) the relevant facts at the Effective Time

September 28, 2004

differ from those represented or stated to us or related by the Documents, (ii) the Merger is completed under terms not contained in the Agreement, (iii) our assumptions prove to be untrue, or (iv) the existing authorities are modified by legislative, administrative or judicial action, our conclusions may differ and this opinion may not be relied upon. In such event, we do not assume any responsibility to provide a revised opinion or other advice.

We are furnishing this opinion to you solely for your benefit in connection with the transactions contemplated by the Agreement, and this opinion is not to be used for any other purpose or relied upon by any other person without our written consent.

Very truly yours,

/s/ Gardner Carton & Douglas LLP